I, Stephon McCoy certify that:

(1) the financial statements of QUICWIT LLC. included in this Form are true and complete in all material respects; and

(2) the tax return information of QUICWIT LLC. included in this Form reflects accurately the information reported on the tax return for QUICWIT LLC. filed for the fiscal year ended 2018



STEPHON MCCOY
CEO

10/3/19

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.